Exhibit D

Form 51-102-F1

GOLDEN OASIS EXPLORATION CORP.

MANAGEMENT DISCUSSION & ANALYSIS

For the second quarter ended January 31, 2008

Directors and Officers as at March 20, 2008

Directors:

Robert Eadie
Gary Hawthorn
Richard Kern
Gary Arca

Officers:

President – Richard Kern
Chief Executive Officer – Robert Eadie
Chief Financial Officer – Gary Arca

Contact Name:

Robert Eadie

Contact e-mail address:

rob@goldenoasis.ca

TSX Venture Exchange Symbol:

GOT

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail. talk@goldenoasis.com

Form 51-102-F1

GOLDEN OASIS EXPLORATION CORP.

MANAGEMENT DISCUSSION & ANALYSIS

For the Second Quarter Ended January 31, 2008

1.1

Date of This Report

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements of Golden Oasis Exploration Corp (“Golden Oasis”, or the “Company”) for the second quarter ended January 31,2008.  All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of March 20, 2008.

This MD&A includes certain statements that may be deemed “forward-looking statements”.  All statements in this discussion, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2

Overall Performance

Description of Business

The Company was incorporated pursuant to the British Columbia Business Corporations Act on November 2, 2004 under the name 707729 BC Ltd.  On February 18, 2005, the Company changed its name to Golden Oasis Exploration Corp.  The Company has one active subsidiary, Golden Oasis Exploration Inc., which was incorporated on February 9, 2005, in Nevada to carry out U.S. operations.

On February 9, 2005 the Company filed a final prospectus (the “Prospectus”) in the provinces of British Columbia, Alberta and Ontario in connection with the Company’s initial public offering to qualify the distribution of 4,000,000 Units of the Company at a price of $0.40 per unit for gross proceeds of $1,600,000.  The distribution under the Prospectus was completed on February 27, 2006 and the common shares of the Company commenced trading on the TSX Venture Exchange on February 28, 2006.

Golden Oasis Exploration Corp.

MD&A

January 31, 2008

The Company is engaged in the business of mineral exploration in the western United States.  The Company’s objective is to locate and develop economic precious and base metal properties of merit.  The Company’s material property, as defined by National Instrument 43-101, is the option to acquire 100% of the Toiyabe Property in Lander County, Nevada.  The Company also has the option to acquire 100% of two other properties, the Lone Ranch Property in Washington State and the Empress Property in Nevada.  The Company has commenced preliminary exploration activities on all properties.

1.3

Selected Annual Information

The highlights of financial data for the Company for the years ended July 31, 2007 and 2006 and for the period from incorporation on November 2, 2004 to July 31, 2005, being the end of the first financial year of the Company, are as follows:

	July 31, 2007	July 31, 2006	July 31, 2005
(a) Net sales	Nil	Nil	Nil
(b) Loss before foreign exchange and investment income	(527,775)	(1,121,993)	(89,461)
(c) Net loss	(463,101)	(1,100,574)	(77,962)
(d) Loss per share – basic and diluted	(0.03)	(0.10)	(0.01)
(e) Total assets	3,358,093	3,713,213	527,977
(f) Total long-term liabilities	Nil	Nil	Nil
(g) Cash dividends declared per-share	Nil	Nil	Nil

1.4

Results of Operations

Discussion of Acquisitions, Operations and Financial Condition

The following should be read in conjunction with the financial statements of the Company and notes attached hereto.

1.4.1

Property Activity

Resource Property – Toiyabe Property

On January 23, 2005, the Company entered into an option agreement with Minquest Inc. (“Minquest”) of Reno, Nevada, a private company controlled by an officer and director of the Company.  This agreement was amended on May 15, 2005 and November 30, 2005.  Pursuant to the option agreement, as amended (the “Toiyabe Option Agreement”), the Company was granted the right to earn an undivided 100% interest in the Toiyabe Property, subject to a 3% NSR, upon reimbursing all costs associated with the acquisition of the property (paid), paying US$1,000,000 in cash, issuing 500,000 Common Shares and incurring $2,500,000 in exploration expenditures over eight years to August 15, 2013.

The Company has the right to purchase up to one half of the NSR for US$2,000,000 for each 1% of the royalty purchased (total of $3,000,000 for the entire 1.5%).  During the term of the Toiyabe Option Agreement, the Company is responsible for maintaining the claims in good standing, including paying all required taxes, fees and rentals, and completing all necessary assessment work.  The Company is required to pay approximately US$11,500 per year in rental fees to maintain the claims in good standing.  Such taxes, fees and rentals will be paid from working capital.  The Company has met all payment and expenditure requirements under the agreement to January 31, 2008.

Golden Oasis Exploration Corp.

MD&A

January 31, 2008

Proposed Exploration Program

The Company engaged Orequest Consulting to prepare the technical report on the Toiyabe Property.  The complete text of this report is available under the Company’s filings on www.sedar.com. Orequest recommended that the Company expend US$341,000 on exploration of the property as set out below.  The Phase 1 exploration program consisted of:

•

a full and detailed review of all historic data;

•

entering all the historic data into an electronic database to determine if any trends exist in the old anomalous drill results, and to help with the interpretation and selection of future areas to drill;

•

a ground magnetometer and electromagnetometer survey focused over the area of the property containing the most favourable stratigraphy to date (principally the area where the lower plate Roberts Mountain formation occurs in the southern half of the property in the old California-Courtney target areas);

•

an IP survey; and

•

drilling 7-8 holes of approximately 700-800 feet in depth in those areas to help understand the lower plate stratigraphy and to test for buried mineralized structures that may be sources of the shallower erratic higher grade mineralization.

Since acquiring the Toiyabe Property, the Company has completed a National Instrument 43-101 Report. The Company has in place a rigorous QA/QC program consistent with National Instrument 43-101 and using best industry practice.

During the year ended July 31, 2006, the Company obtained a right to acquire an additional 77 claims in the Toiyabe area pursuant to the option agreement described above.

Activity during the first and second quarters

The Company has completed a 16,417 feet angle drilling program at its Toiyabe Property located in Lander County, Nevada. Drilling consisted of 8 core and 34 RC holes.  Results received to date have defined two gold bearing structures, discovered a major northwest trending high angle fault that could be a feeder for the mineralization and determined the detailed stratigraphy of the area.

Drilling of the Courtney A and B faults has thus far defined a 750 feet by 300 feet zone of +0.5 g/t gold zone associated with the Courtney A fault  and a 600 feet by 200 feet Gold zone associated with the Courtney B fault. The Courtney faults are truncated by a major northwest trending high-angle fault that correlates well with a fault target interpreted from a geophysical survey run in 2006. This fault, which has been named the West Graben 1 fault, is a possible feeder not only for the Courtney fault mineralization, but limestone hosted mineralization at depth. This type of deposit, hosted by specific limey units, would be similar to the Pipeline mine located 7 miles to the north.

The gold associated with the Courtney faults is within 45o dipping fault zones within Upper Plate siliceous rocks. Lower plate rocks that contain abundant limey units including good host rocks for gold have now been identified west of the West Graben 1 fault at surface and are projected to occur beneath the Courtney faults area at depth. The host rocks dip gently west. Favorable host rocks, projected to occur 600 to 1,000 feet below the surface east of the Graben fault, will be tested next Spring.

Golden Oasis Exploration Corp.

MD&A

January 31, 2008

Drilling results for 27 of the 42 holes drilled were reported in the first quarter and are listed below showing only results greater than or equal to 1.0 g/t gold.  The majority of the gold is hosted by the Courtney faults. A broad (+20 feet) zone of low grade mineralization (+0.3 g/t gold) often surrounds a narrow core (5-10 feet) of higher grade. High grade drill intercepts from this year`s drilling include 5.5 feet of 14.8 g/t (0.43 oz/ton) gold in T-701, 10 feet of 26.6 g/t (0.78 oz/ton) gold in T-706, 10 feet of 10.6 g/t (0.309 oz/ton) gold in hole T-719 and 5 feet of 21.8 g/t (0.637 oz/ton) gold in T-722.  The majority of the mineralization intersected to date is shallow enough to be extracted by open pit methods.

Hole#	Azimuth	Dip	Total Depth	From	To	Interval	Gold Value	Gold Value
	(Degrees)	(Degrees)	(Feet)	(Feet)	(Feet)	(Feet)	(g/t)	(oz/ton)

T-701-C	0	-45	155	15.0	25.0	10.0	8.840	0.258
			including	15.0	20.0	5.0	13.050	0.381
				35.0	47.5	12.5	1.350	0.039
				47.5	53.0	5.5	14.830	0.433
			including	47.5	50.0	2.5	.26.2	0.765
T-702-C	45	-45	395	35.0	40.0	5.0	10.390	0.303
				40.0	45.0	5.0	1.320	0.039
T-703-C	0	-45	372	150.0	160.0	10.0	2.220	0.065
				160.0	165.0	5.0	6.590	0.192
				165.0	170.0	5.0	1.390	0.042
				190.0	195.0	5.0	1.060	0.031
				225.0	230.0	5.0	1.080	0.032
T-704-C	45	-45	200	6.0	6.8	0.0	1.030	0.030
T-705-C	45	-45	150	100.0	110.0	10.0	11.480	0.335
			including	105.0	110.0	5.0	16.200	0.473
T-706-C	45	-45	300	170.0	180.0	10.0	1.750	0.051
				180.0	195.0	15.0	10.920	0.319
			including	180.0	190.0	10.0	13.680	0.399
				200.0	205.0	5.0	1.170	0.034
				235.0	245.0	10.0	26.600	0.777
			including	240.0	245.0	5.0	33.450	0.977
				245.0	250.0	5.0	1.630	0.048
T-707-C	45	-45	400	230.0	232.0	2.0	2.110	0.062
				232.0	235.0	3.0	7.770	0.227
T-708C	45	-60	960	40	45	5	1.00	0.029
				390	400	5	1.45	0.042
				595	600	5	1.15	0.034
T-709	45	-45	400	115	120	10	3.16	0.092
				330	345	15	2.87	0.084
T-710	45	-45	500	285	290	5	1.15	0.034
				295	300	5	1.12	0.033
				340	345	5	1.00	0.029
				465	370	5	1.26	0.037
T-711	45	-45	450	230	250	20	1.48	0.043
				350	355	5	1.87	0.055
T-712	45	-45	300	190	195	5	1.35	0.039
				210	215	5	1.33	0.039
T-713	45	-45	300	135	140	5	1.20	0.035
				150	165	15	1.08	0.032
T-714	45	-45	200	55	60	5	1.19	0.035
T-715	45	-45	150	30	35	5	1.13	0.033
T-716	45	-45	200	65	110	45	1.56	0.046
T-717	45	-45	400	155	160	5	1.16	0.034
T-718	45	-45	400	poor	recovery		no +1.0g/t
T-719	45	-45	450	165	220	55	3.51	0.103
			incl	175	185	10	10.59	0.309
				270	285	15	1.69	0.049
T-720	45	-45	450	110	115	5	2.91	0.085
				120	125	5	2.58	0.075
T-721	45	-45	350	10	15	5	1.30	0.038
				25	30	5	3.40	0.099
				45	60	15	1.85	0.054
				315	320	10	1.31	0.038
				345	350	5	1.74	0.051
T-722	45	-45	200	0	15	15	7.91	0.231
			incl.	5	10	5	21.80	0.637
				30	35	5	1.69	0.049
T-723	45	-45	350				no +1.0g/t
T-724	45	-45	300	65	70	5	1.28	0.037
				165	170	5	3.74	0.109
T-725	45	-45	200				no +1.0g/t
T-726	45	-45	450				no +1.0g/t
T-727	not drilled
T-728	45	-45	500				no +1.0g/t
Note:Truethickness85-95%ofintervalshown

Golden Oasis Exploration Corp.

MD&A

January 31, 2008

Results for the remaining 15 drill holes of the angle drilling program completed in the second quarter continue to define two gold bearing structures and verify the location of a major northwest trending high angle fault that could be a feeder for the near-surface mineralization as well as postulated targets at depth in more favorable host rocks. Results are listed below:

Hole#	Azimuth	Dip	Total Depth	From	To	Interval	Gold Value	Gold Value
	(Degrees)	(Degrees)	(Feet)	(Feet)	(Feet)	(Feet)	(g/t)	(oz/ton)

T-729	45	-45	400				No +0.5 g/t
T-730	45	-45	550	115	120	5	0.65	0.019
				515	525	10	1.62	0.047
T-731	Not Drilled
T-732	Not Drilled
T-733	45	-45	665	No	Recovery	Below 470	No +0.5 g/t
T-734	Not Drilled
T-735	Not Drilled
T-736	Not Drilled
T-737	Not Drilled
T-738	45	-45	970	375	385	10	0.60	0.018
	Poor	Recovery		395	400	5	0.60	0.018
	Poor	Recovery		775	800	25	0.57	0.017
T-739	Not Drilled
T-740							No +0.5 g/t
T-741	45	-45	400	275	290	15	0.92	0.027
T-742	45	-45	300				No +0.5 g/t
T-743	Not Drilled
T-744	45	-45	200	40	45	5	0.60	0.018
				90	100	10	0.82	0.024
T-745	45	-45	350				No +0.5 g/t
T-746	45	-45	350	235	260	25	0.97	0.028
T-747	Not Drilled
T-748	45	-45	180	Hole	Lost		No +1.0 g/t
T-749	45	-45	350	30	60	30	0.75	0.22
T-750	45	-45	570				No +1.0 g/t
T-751	45	-45	300				No +1.0 g/t
T-752	45	-45	750	215	230	15	4.15	0.121
			Including	220	225	5	11.70	0.342
Note:Truethickness85-95%ofintervalshown

After further delineation of near surface, fault hosted gold mineralization a resource estimate will be completed. These structures may be amenable to open pit heap leach mining. However, the first part of the 2008 exploration program will concentrate on drill testing deeper "Pipeline" type targets.

Golden Oasis Exploration Corp.

MD&A

January 31, 2008

The near-surface gold-bearing structures called the "Courtney faults" are truncated by a major northwest trending high-angle fault that correlates well with a fault target interpreted from a geophysical survey run in 2006. This fault, which has been named the West Graben 1 fault, is a possible feeder not only for the Courtney fault mineralization, but limestone hosted mineralization at depth. This type of deposit, hosted by specific limey units, would be similar to the Pipeline mine located 7 miles to the north.

Attempts to drill deeper holes using an RC rig to test favorable host rocks near the West Graben 1 fault failed. The new plan is to drill these targets, which are projected to occur 600 to 1,000 feet below the surface, using a core rig. Beginning in April, 2008 Golden Oasis plans a 5 to 10 hole core program with the average hole depth being 1,000 feet. Three additional graben faults will be tested in addition to the West Graben 1 fault.

Resource Property – Lone Ranch

On January 23, 2005, the Company entered into an agreement with Minquest for the option to acquire a 100% undivided interest, subject to a 3% NSR, in the Lone Ranch Property.  This agreement was amended on May 15, 2005 and November 30, 2005.  Pursuant to this option agreement, as amended (the “Lone Ranch Option Agreement”), in order to earn the interest in the Lone Ranch Property, the Company must reimburse the private company for all of its costs associated with the acquisition of the property (paid), pay US$510,000, issue 400,000 common shares and complete $1,400,000 in exploration expenditures over 6 years to August 15, 2011.

The Company has the right to purchase up to one-half the NSR for US$1,500,000 for each 1% of the purchased (or US$2,250,000 for the entire 1.5%).  During the term of the Lone Ranch Option Agreement, the Company is responsible for maintaining the claims in good standing, including paying all required taxes, fees and rentals, and completing all necessary assessment work.  The Company is required to pay approximately US$7,100 per year in rental fees to maintain the claims in good standing.  Such taxes, fees and rentals will be paid from working capital.  The Company has met all payment and expenditure requirements under the agreement.

Prior Activity

Golden Oasis announced that the company has completed its initial geologic mapping and sampling program on the Lone Ranch Project within the Republic graben of north-central Washington.  The Republic graben contains numerous precious metal deposits such as the Republic mine (Hecla Mining Company) and the Kettle River mine complex (Kinross Gold Corporation, Trading Symbol “K-T”).

The Company’s exploration program focused on detailed mapping and evaluation of three areas of mineralization known as the Boundary, Central and LR South targets.  The Central area was previously drilled by Cyprus and Kennecott in the late 1980’s and early 1990’s.  This drilling proved the existence of economic gold mineralization over significant widths.  This historic work suggested the existence of a substantial exhalative horizon with significant precious metals values.

Golden Oasis’s exploration program has defined an exhalative zone over a strike length of 6,300 meters and varying from 10 to 100 meters thick.  Samples collected during this field season have identified massive sulfide formations composed of up to 50% pyrrhotite-arsenopyrite-gold bearing horizons within the exhalative zone of the Boundary and Central targets.  These massive sulfide zones contain up to 4.2 g/t gold from the company’s initial surface sampling program.

Golden Oasis Exploration Corp.

MD&A

January 31, 2008

Activity during the first and second quarters

The Company completed a geological airborne survey during the first quarter.  Results show two 1.5 kilometer long geophysical anomalies in the central and southern portions of the project area that correlate well with mapped gold-bearing sulfide zones. A third, previously unknown anomaly was discovered further north. This anomaly is much larger (2.5 kilometers long) than those to the south.  Permitting of a drilling program to test all 3 anomalies is currently in progress.

The Helicopter ElectroMagnetic (HEM) survey covered approximately 36 km2 with 100 m line spacing. It was flown by Fugro Airborne Surveys, Inc. of Houston, Texas. The target is a sulfide-rich horizon, called an exhalite, deposited on an ancient seafloor.  The only known drilling of this horizon was conducted by Cyprus Minerals and Kennecott in the late 1980’s to early 1990’s.  Their exploration programs identified gold associated with semi-massive pyrrhotite and arsenopyrite hosted in the exhalite. They drilled a total of ten holes into the southern edge of the southern geophysical anomaly. Some historic drill intercepts include 3.5 feet (1.1 m) of 0.30 oz/ton (10.3 g/t) gold in one hole and 41.5 feet (12.7 m) averaging 0.053 oz/ton (1.8 g/t) gold in another. These results are historical and cannot be relied upon.  The other two geophysical anomalies have no drilling.

Interpretation of the HEM survey was done by Frank P. Fritz of Fritz Geophysics, Loveland, Colorado. His summary report on the Lone Ranch survey is currently on the Golden Oasis website (www.goldenoasis.ca). A portion of Frank’s summary follows:

“The very low resistivity unit interpreted from the HEM data shows a close correlation with the known exhalative unit. There is conservatively five kilometers of strike length of exhalative target interpreted from the HEM data with “hot spots” suggested by thicker – lower resistivity areas and the higher magnetic responses.”

The interpretation shows an originally continuous exhalite has been separated by post-mineral faulting into 3 separate zones. The exhalite trends northerly and dips steeply to the west at the south end of the project, but flattens to the north.  As mentioned above, the northern HEM anomaly is much larger than the 2 anomalies to the south. These anomalies have dimensions of 1.5 km by 0.5 km whereas the northern anomaly has dimensions of 2.5 km by 1.0 km.

In September 2007, the Company announced that it had staked an additional 83 claims totaling approximately 1,660 acres in the surrounding areas of its wholly owned Lone Ranch Project within the Republic graben of north-central Washington.  The additional claims were staked to cover the full extent of the new anomaly and extensions of the Central and South anomalies previously identified by the geological airborne survey. Permitting of a 17 hole drilling program has been initiated with the US Forest Service.  Permit approval is expected in the spring of 2008 and drilling is planned for early summer.

Resource Property – Empress

On February 27, 2007, the Company optioned the Empress Project located in Esmeralda County, Nevada approximately 26 miles south of Goldfield in the Tokop mining district.  Under its Assignment of Mineral Property Option Agreement with Minquest, the Company must reimburse Minquest’s acquisition costs of US$6,000 in option payments made by Minquest to the owner of the property and US$2,000 in mapping and sampling costs (paid). Minquest will retain a 3% net smelter royalty.  The Company can earn a 100% interest in the Property (subject to the 3% NSR) by making property payments in the aggregate amount of US$546,000 to the underlying owner of the property over a period of four years. During the term of the Empress Assignment Agreement, the Company is responsible for maintaining the claims in good standing, including paying all required taxes, fees and rentals, and completing all necessary assessment work. The Company has the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$2,000,000 per each 1% of the royalty provided it elects to complete any purchase of the NSR within 60 days of the completion of a positive production study.

Golden Oasis Exploration Corp.

MD&A

January 31, 2008

The Empress property lies within the southern portion of the Walker Lane mineral belt.  Significant mines within this portion of the Walker Lane include Tonopah, Goldfield and Silver Peak. Goldfield, the closest, produced over 4 million ounces of high-grade gold (+0.3 oz/ton).  Covered by 54 unpatented mining claims totaling approximately 1,080 acres or 1.7 square miles, the project contains two historic mines, the Empress and the Wonder. Apparently discovered in the 1860’s, below the 7 adits that make up the Empress Mine are the remnants of a mill and several stone foundations. Little recorded production is reported for the district, although the Gold Point district, immediately to the north, produced approximately $1,000,000 (1900 dollars) in gold and silver.  The Wonder Mine, located 2,000 feet southwest of Empress, was worked in the 1930’s as judged by artifacts, and probably direct shipped its ore elsewhere.  Mineralization in the project area occurs in quartz veins hosted by granitic rocks of the Sylvania pluton.  At least 3 separate east-west trending, steeply dipping quartz veins are exposed on the property.

Activity during the first and second quarters

The Company has initiated a 3,000 foot core drilling program will test both vertical and horizontal continuity of the Wonder vein system. The Wonder target is one of three vein sets exposed on the Empress property.

In this initial phase of drilling, two holes will be drilled from each of four surface drill sites spaced roughly 200 feet apart. Underground sampling of the Wonder veins with average sample widths of two to three feet found gold assays ranging from 0.02 oz/ton (0.68 g/t) to 1.85 oz/ton (63.30 g/t) and silver ranging from 0.07 oz/ton (2.3 g/t) to 3.18 oz/ton (109.0 g/t). However, because of previous mining, samples could not be taken on regular intervals. Drilling will determine the width and grade of the vein system in an area roughly 600 feet long and between 100 and 400 feet below the surface.  This work will guide further drill testing of the Wonder target down dip and along strike as well as testing of the other two targets identified to date.

Weather forced the cancellation of drilling in November, 2007. Drilling will resume in March, 2008 with an expected April completion date.

Qualified person

Richard Kern (P.Geo) of Reno, Nevada, is the Company's qualified person on the projects as required under NI 43-101 and has prepared the technical information contained in this section 1.4.1 of the Management discussion and analysis.

Golden Oasis Exploration Corp.

MD&A

January 31, 2008

Property Expenditures Summary

The Company is a venture issuer that has not had revenue from operations in either of its last two financial periods.  The Company has capitalized all expenditures relating to the exploration of its mineral property.  Details of deferred expenditures for the properties are as follows:

	Cumulative January 31, 2008	Cumulative July 31, 2007

Toiyabe - Actual Expenditures

Acquisition costs	$ 218,665	$ 116,747
Consulting fees (Geological & Engineering)	232,356	163,483
Drilling	1,187,073	899,018
Geology	81,280	81,280
Geophysics	218,885	144,264
Legal Consulting	2,655	2,655
Staking and maintenance fees	146,785	124,322
Site restoration	27,005	27,005
Travel	15,456	15,456
	2,130,160	1,574,230

Lone Ranch - Actual Expenditures

Acquisition costs	218,665	116,747
Consulting (Geological & Engineering)	43,486	29,339
Geology	31,012	31,012
Geophysics	79,565	79,565
Staking and maintenance fees	92,365	36,436
Travel	15,456	15,456
	480,549	308,555
Empress - Actual Expenditures

Acquisition costs	13,892	13,892
Consulting (Geological & Engineering)	45,259	18,967
Drilling	106,878	-
Geology	9,259	9,259
Geophysics	4,236	4,236
Staking and maintenance fees	30,338	22,439
Site restoration	33,641	-
Surveying	8,136	-
	251,639	68,793

Total Resource Properties	$ 2,862,348	1,951,578

Golden Oasis Exploration Corp.

MD&A

January 31, 2008

1.4.2

Results of Operations

The loss for the six months ended January 31, 2008 was $209,317 compared to a loss for the six months ended January 31, 2007 of $306,931.  The details of the expenses are as follows:

	Six months ended January 31,
	2008	2007
Expenses
Accounting and audit fees	$ 4,310	$ 15,550
Amortization	3,390	1,993
Bank charges and interest	985	788
Consulting fees	33,516	46,575
Insurance	6,567	5,450
Legal fees	17,611	1,119
Management fees	36,000	30,000
Office and miscellaneous	45,075	57,165
Rent	11,304	7,537
Shareholder communications	28,289	132,705
Transfer agent and filing fees	9,724	26,606
Travel	12,530	42,469
Other items
Foreign exchange loss	6,339	3,247
Interest and investment income	(6,323)	(55,607)
Net loss for the period	(209,317)	(306,931)

During the period ended January 31, 2008, the Company’s shareholders communications expense decreased by $104,416 to $28,289 due to fewer investor relations related trade events attended and lower activity in general.  Travel expenses decreased by $29,939 as compared to the comparative period ended January 31, 2007 for the same reason.

Audit and accounting fees decreased by $11,240, as the Company completed its first annual audit in 2007.

Interest income for the period ended January 31, 2008 decreased by $49,284 to $6,323 due to the utilization of funds to explore the Company’s properties.

During the second quarter ended January 31, 2008, the Company responded to investor inquiries. There were no formal investor relations agreements in place.

Financings, Principal Purposes & Milestones

During the second quarter ended January 31, 2008 the Company did not complete any financings.

Golden Oasis Exploration Corp.

MD&A

January 31, 2008

1.5

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters for which financial information is available:

	Q2 31-Jan-08	Q1 31-Oct-07	Q4 31-Jul-07	Q3 30-Apr-07	Q2 31-Jan-07	Q1 31-Oct-06	Q4 31-Jul-06	Q3 30-Apr-06
Net Loss:
Total	$95,753	$113,564	$50,343	$95,827	$67,803	$249,128	$115,419	$893,423
Per share
- basic and diluted	$0.01	$0.01	$0.00	$0.01	$0.01	$0.01	$0.01	$0.07

Discussion

For the discussion on the second quarter ended January 31, 2008, please refer to Section 1.4 Results of Operations.

1.6

Liquidity

In management’s view, given the nature of the operations, which currently consist of agreements covering resource properties, the most relevant financial information relates primarily to current liquidity, solvency and planned expenditures.  The Company’s financial success will be dependent upon the extent to which it can determine whether its resource properties contain reserves, which are economically recoverable.

Such development may take years to complete and the amount of resulting income, if any, is difficult to determine.  The Company does not expect to receive significant income in the foreseeable future.

As at January 31, 2008, the Company had working capital of $226,847 which may not be adequate to meet the Company’s working capital needs over the next 12 months or more excluding any major exploration activity. Historical capital needs have been met by equity subscriptions. The Company may require additional financing to fund future acquisitions and explorations.  If required, Company anticipates funding any property investigations, proposed exploration programs and anticipated administrative and overhead expenses through additional equity subscriptions, such as private placements or through the exercise of warrants. In light of the continually changing financial markets, there is no assurance that funding by equity subscriptions will be possible at the times required or desired.

Subsequent to January 31, 2008, the Company announced that it will be proceeding with non-brokered private placement of 2,000,000 common shares at a price of $0.15 per share for proceeds of $300,000.

1.7

Capital Resources

The only capital resource of the Company are the mineral properties, with historical costs of $2,862,639 as at January 31, 2008.  Included in the carrying value of the mineral properties is $60,646 representing an estimate of a liability for asset retirement obligations that arose as a result of drilling activities during fiscal 2007 and 2008 on the Toiyabe and Empress Properties.  The Company is committed to further expenditures on the properties, as detailed in Section 1.4 Results of Operations.

Golden Oasis Exploration Corp.

MD&A

January 31, 2008

1.8

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.  The Company has optioned its mineral properties from a private company controlled by an officer and director of the Company.

1.9

Transactions with Related Parties

The Company incurred the following costs with directors and companies controlled by directors of the Company:

	Six Months Ended October 31,

	2008	2007

Consulting	$ 15,000	$ 35,000
Management fees	36,000	30,000
Resource properties – property payments	101,835	67,278
– geological consulting	41,660	52,415
	$ 194,495	$ 184,693

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

During the period ended January 31, 2008, the Company issued 300,000 shares to a company controlled by a director pursuant to resource property acquisition agreements at a fair value of $102,000.

During the year ended July 31, 2007 the Company issued 200,000 shares to a Company controlled by a director pursuant to resource property acquisition agreements at a value of $62,000.

1.10

Second Quarter

The second quarter results do not differ significantly from recent other quarters.  See Section 1.4 for discussion of variances.

1.11

Proposed Transactions

N/A

1.12

Critical Accounting Estimates

Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value.  Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off.  Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations.  Write-downs due to impairment in value are charged to operations.

Golden Oasis Exploration Corp.

MD&A

January 31, 2008

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available.  Management reviews the carrying value of mineral properties on an annual basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property.  Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Stock-Based Compensation

The Company adopted the recommendations of CICA Handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s shares, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate, as determined at the grant date.  The estimated fair value of awards of stock-based compensation is charged to expense over their vesting period, with offsetting amounts recognized as contributed surplus.  Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations” with respect to asset retirement obligations.  Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities.  The liabilities are calculated using the net present value of the cash flows required to settle the obligation.  A corresponding amount is capitalized to the related asset.  Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset.  The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion over time for changes in the fair value of the liability through charges to accretion, which is included in cost of sales and operating expenses.

It is possible that the Company’s estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or of cost estimates.  Changes in estimates are accounted for prospectively from the period the estimate is revised.

1.13

Changes in Accounting Policies Including Initial Adoption

Golden Oasis Exploration Corp.

MD&A

January 31, 2008

N/A

1.14

Financial and Other Instruments

The carrying value of the Company’s financial instruments, consisting of cash and cash equivalents, prepaid expenses and deposits and accounts payable and accrued liabilities approximates their fair values due to the short maturity of those instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The economic recoverability of the properties’ reserves has yet to be determined.  The recoverability of amounts from the properties will be dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in underlying properties, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under the property agreements and to complete the development of the properties and upon future profitable production or proceeds from the sale thereof.  The outcome of these matters cannot be predicted with any certainty at this time.

1.15

Other

1.15.1

Disclosure of Outstanding Share Capital as at January 31, 2008:

	Number	Book Value
Common Shares Contributed Surplus	18,054,471 -	4,285,285 746,718

The Company announced a non-brokered private placement of 2,000,000 common shares at a price of $0.15 per share for proceeds of $300,000.  This, as yet unclosed private placement, is subject to approval from the Exchange and will be subject to an undetermined finder’s fee.

The Company approved a share option plan which allows for options to be granted of up to 10% of the outstanding shares.  The options will be exercisable for a maximum of 5 years from the date of grant.  As of January 31, 2008, 1,720,000 share purchase options exercisable at prices between $0.40 and $0.65 per share had been granted to directors, key employees and consultants. The options are exercisable at various dates until May 2011.

Subsequent to January 31, 2008, the Company granted 220,000 incentive stock options to directors, officers and consultants, exercisable at a price of $0.20 per share for a period of five years.

As at January 31, 2008, the Company has 6,458,110 warrants outstanding entitling the holder to acquire one share for each warrant held at prices between $0.50 and $0.55 per share until February 2008 as to 2,861,250 warrants and April 2008 as to 3,596,860 warrants.  Subsequent to January 31, 2008, 2,861,250 warrants, originally issued on February 27, 2006, expired unexercised.

1.15.2

Disclosure Controls and Procedures

Golden Oasis Exploration Corp.

MD&A

January 31, 2008

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information. The Company’s Chief Executive Officer and Chief Financial Officer evaluated the Company’s disclosure controls and   procedures for the quarter ended January 31, 2008 and have found those disclosure controls and procedures to be adequate for the above purposes.

There have been no significant changes in the Company’s disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.

During the Company’s most recently completed quarter ended January 31, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

1.15.3

Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles.  We have designed and implemented a system of internal controls over financial reporting which we believe is effective for a company of our size.  During the review of the design of the Company’s control system over financial reporting it was noted that due to the limited number of staff, there is an inherent weakness in the system of internal controls due to our inability to achieve appropriate segregation of duties.  The limited number of staff may also result in identifying weaknesses with respect to accounting for complex and non-routine transactions due to lack of technical resources, and lack of controls governing our computer systems and applications within the company.  While management of the Company has put in place certain procedures to mitigate the risk of a material misstatement in the Company’s financial reporting, it is not possible to provide absolute assurance that this risk can be eliminated.